Exhibit 99.1

ARC Resources Ltd. Announces Bought Deal Financing and Long-term Debt Issuance

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Aug. 1, 2012 /CNW/ - (ARX - TSX)   ARC Resources Ltd. ("ARC") announced today that it has entered into an agreement to sell 12.685 million common shares at $23.65 per share to raise gross proceeds of approximately $300 million on a bought deal basis.  The issue will be made through a syndicate of underwriters led by RBC Capital Markets.  The net proceeds will be used to increase working capital and fund ongoing capital development programs. This offering is subject to normal regulatory approvals and is expected to close on or about August 22, 2012.  The shares will be sold by way of a short-form prospectus to be filed in each of the provinces of Canada.

The Underwriters have also been granted an over-allotment option exercisable in whole or in part, from time to time, until August 31, 2012 to purchase up to 1,902,750 common shares on the same terms as the common shares sold under the offering, to cover over-allotments, if any, and for market stabilization purposes.  The maximum gross proceeds that will be raised under the offering will be $345 million should the over-allotment option be exercised in full.

ARC plans to execute a $600 million capital program in 2012, reduced from the original $760 million 2012 capital program due to low natural gas prices and volatile crude oil differentials during the first half of 2012.    ARC plans to continue to invest in profitable opportunities on ARC's oil properties at Ante Creek and Pembina in Alberta, Goodlands in Manitoba and southeastern Saskatchewan as well as in liquid rich gas plays in the greater Parkland area in British Columbia. ARC has recently submitted an application to construct two 60 mmcf per day gas processing plants at Parkland with designed capability to handle up to 130 bbls of oil and liquids per mmcf. Preliminary estimates for the 2013 capital budget call for spending of approximately $800 million, which would see commissioning of the first phase of the Parkland gas and liquids processing facilities late in 2013.

On July 27, 2012, ARC confirmed commitments and pricing for the issuance of US$360 million and $40 million of long-term fixed rate notes through a private placement to secure additional credit capacity and capitalize on low long-term interest rates.  The note issuance is expected to close prior to August 31, 2012.  The note proceeds will be used to pay down indebtedness under ARC's credit facility.  At the end of the second quarter, ARC had $1.6 billion of total credit capacity with borrowings of $892 million and a working capital deficit of $104 million, leaving approximately $558 million of total available credit capacity.  The note issuance will increase ARC's total credit capacity and will result in approximately 82 per cent of total outstanding debt being fixed at an average rate of 4.8 per cent and an average life of 7.5 years.

The issuance of equity and the increased credit capacity will provide a level of certainty for ARC to pursue its planned capital programs while still preserving ARC's strong financial position in the long term.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to guidance as the anticipated closing dates for the offering and for the note issuance, the use and deployment of the net proceeds of the offering and of the proceeds of the note issuance, ARC's ongoing capital expenditure programs, ARC's expected 2012 oil and gas production volumes, changes in ARC's capital structure and the commission date of the first phase of the Parkland processing facilities.

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: the timing of obtaining regulatory approvals, that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: that the offering and the note issuance will not be completed within the anticipated times or at all; changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

The ARC common shares have not and will not be registered under the United States Securities Act of 1933, as amended (The "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2012 oil and gas production to average 91,000 to 94,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's common shares trade on the TSX under the symbol ARX.

ARC has adopted the standard of 6 Mcf:1 barrel of oil equivalent ("boe") when converting natural gas to boes.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 16:56e 01-AUG-12